SILVER STANDARD RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

This discussion and analysis of the audited consolidated operating results and financial condition of the company for twelve months ended December 31, 2005 and 2004 is prepared as of March 22, 2006 and should be read in conjunction with the consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to us, including the company’s annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

The MD&A contains certain forward-looking statements such as the company’s future plans, objectives and goals. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Silver Standard Resources Inc. (“Silver Standard” or the “company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and information. The company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

1.	BUSINESS OVERVIEW

We are a company focused exclusively on the acquisition of and exploration for silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. Our strategy is to acquire, hold and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. Our common stock is quoted on the Nasdaq National Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

2.	FINANCIAL OVERVIEW FOR 2005
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Total cash expenditures on mineral properties in 2005 was a record $20,933,000, exceeding our previous record of $12,796,000 incurred in 2004. Of the current year’s expenditures, 80% were incurred on four projects – the Pirquitas and Manantial Espejo Projects in Argentina, the Pitarrilla Project in Mexico and the Berenguela Project in Peru.

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We ended 2005 with a strong working capital position of $40,344,000 compared to $61,582,000 in 2004 and no debt. Cash at December 31, 2005 was $23,030,000 compared to $45,703,000 at December 31, 2004 and the carrying value of our unrestricted silver bullion at December 31, 2005 was $14,095,000 compared to $13,487,000 at December 31, 2004. The market value of the silver bullion was $17,939,000 at December 31, 2005 compared to $13,693,000 at December 31, 2004.

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Subsequent to December 31, 2005, $25,653,000 in cash proceeds was received on the exercise of the share purchase warrants resulting in the issue of 1,386,625 of our common shares. Our cash position as of March 21, 2006 was $36,705,000.

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On March 22, 2006, we announced the sale of our 50% interest in the Manantial Espejo Project in Argentina to our joint venture partner, Pan American, for 1.95 million common shares of Pan American, having a value of US$46.3 million as of March 21, 2006.

3.          FINANCIAL RESULTS

For the year ended December 31, 2005, the net loss for the year was $5,870,000 or $0.11 per common share compared to $1,518,000 or $0.03 per common share for the year ended December 31, 2004. The increase in the loss for the current year relates to a number of factors with the main two being lower income from the sale of marketable securities and mineral properties and higher non-cash stock-based compensation expenses.

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

	Year ended December 31,
	2005 $	2004 $	2003 $
Total revenues	nil	nil	nil
Loss for year	(5,870,000)	(1,518,000)	(3,938,000)
Basic and diluted loss per share	(0.11)	(0.03)	(0.10)
Total assets	219,288,000	217,457,000	92,812,000
Working capital	40,344,000	61,582,000	16,893,000
Cash dividends declared	nil	nil	nil

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ending (unaudited)	Total Revenues $	Income (Loss) $	Income (Loss) Per Share $
December 31, 2005	nil	(1) (3,908,000)	(0.07)
September 30, 2005	nil	(2) 21,000	0.00
June 30, 2005	nil	(1,040,000)	(0.02)
March 31, 2005	nil	(943,000)	(0.02)
December 31, 2004	nil	(3) (2,947,000)	(0.06)
September 30, 2004	nil	(4) 1,004,000	0.02
June 30, 2004	nil	(5) (195,000)	(0.00)
March 31, 2004	nil	(6) 620,000	0.01

Explanatory notes:

(1)	Includes $2,986,000 in non-cash expenses relating to values assigned to stock options.
(2)	Includes $1,323,000 in gains on sale of marketable securities.
(3)	Includes $2,072,000 in non-cash expenses relating to values assigned to stock options. A further $241,000 in bonus payments to staff was expensed.
(4)	Includes a $1,710,000 gain on sales of marketable securities.
(5)	Includes $439,000 in gains on the sale of marketable securities and $462,000 in gains on sale of mineral properties.
(6)

We recorded investment income of $325,000, gains on sale of marketable securities of $348,000, gains on sale of mineral properties of $437,000 and foreign exchange gains of $212,000, resulting in income being reported in the quarter

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

	Year ended December 31,
Exploration and mineral property costs	2005 $	2004 $
Property examination and exploration	434,000	471,000
Mineral property costs written-off	372,000	-
Reclamation and accretion	507,000	252,000
	(1,313,000)	(723,000)

We continued our effort to find new silver resources through generative grass roots exploration programs and these costs are expensed until such time as a property is acquired. A total of $434,000 was spent in 2005 compared to $471,000 in 2004. The focus of our 2005 generative programs continued to be in Mexico where we spent $213,000. The balance was spent primarily in Peru, where we entered into a 50/50 evaluation agreement with Esperanza Silver Corporation for the exploration of mineral properties in Peru. Under this agreement, we agreed to contribute US$300,000 and Esperanza US$200,000 and certain know-how to carry out agreed-upon evaluation programs for mineral properties, with Esperanza acting as operator. The San Luis Project in Peru was discovered under the evaluation agreement. Going forward in 2006, our exploration efforts will be directed primarily towards programs in Mexico and Peru.

Our management regularly reviews the net carrying value of each mineral property to assess if the carrying values can be recovered. In 2005, we wrote-off $372,000 in costs relating to three of our mineral properties. There were no mineral property write-offs in 2004.

Reclamation and accretion expense in 2005 amounted to $507,000 compared to $252,000 in 2004. The various components of the expense were: $44,000 of accretion in 2005 compared to $78,000 of accretion in 2004, $63,000 of cash site restoration and clean-up costs in 2005 compared to $75,000 of cash site restoration and clean-up costs in 2004 and $400,000 of changes in estimates of the amount or timing of underlying future cash flows in 2005 compared to $99,000 of changes in estimates of the amount or timing of underlying future cash flows in 2004. The changes in estimates primarily relate to the Duthie and Silver Standard Mine properties in British Columbia.

	Year ended December 31,
Expenses	2005 $	2004 $
Salaries and employee benefits	1,031,000	692,000
Salaries and employee benefits - stock-based compensation	3,468,000	1,783,000
Depreciation	74,000	57,000
Internal control over financial reporting	226,000	-
Professional fees	176,000	122,000
General and administration - other	2,172,000	2,202,000
General and administration - stock-based compensation	567,000	668,000
	(7,714,000)	(5,524,000)

Salaries and employee benefits for 2005 were $1,031,000 compared to $692,000 in 2004. The $339,000 increase in salaries and benefits is the result of additional staff and the impact of salary adjustments that were effective at the beginning of 2005. Partially offsetting the cost increases were salary allocations based on employees’ time spent on mineral properties. The increased level of salaries and employee benefits will continue into 2006.

Depreciation expense during 2005 was $74,000 compared to $57,000 recorded in 2004, due to the fact that we expanded our corporate office space in 2004 and purchased additional computer hardware and software.

We incurred $226,000 in internal control over financial reporting costs during 2005 compared to nil in 2004. We established this new cost category to record both internal and external costs associated with compliance with Section 404 of the Sarbanes-Oxley Act in the United States and Multilateral Instruments 52-109 and 52-111 in Canada. Our costs to date are broken down into $89,000 for allocations of our staff time and $137,000 for services of external consultants. These costs will continue in 2006 as we will be subject to Sarbanes-Oxley Section 404 certification in 2006.

Professional fees include fees for the annual audit, accounting, tax and legal services. Total costs for 2005 were $176,000 compared to $122,000 in 2004. Higher audit, accounting and tax service fees were the main reason for the $54,000 increase and these cost levels are expected to continue.

General and administrative expenses for 2005 were $2,172,000 compared to $2,202,000 in 2004. In comparing the two years, there were a number of cost increases which will continue into 2006 that were offset by cost reductions in other areas. Directors’ expenses for 2005 were $57,000 compared to $8,000 in 2004. We commenced paying directors fees on January 1, 2005 and these expenses will continue in 2006. Office rent for the Vancouver office was $244,000 for 2005 compared to $141,000 in 2004, reflecting expanded office size. Shareholders expense for 2005 was $367,000 which was an increase of $24,000 over the $343,000 incurred in 2004. The costs relating to investor relations in 2005 were $964,000 compared to $863,000 spent in 2004. These costs relate to maintaining relationships with investors through presence at key investor conferences, investor and mining-related internet sites and publications and silver research support. The main reason for the increase in expenditures related to higher staff salaries.

The two main areas where there have been cost reductions in our general and administrative expenses were in the area of listing and filing fees and office expense recoveries. In 2005, we incurred $160,000 in listing and filing fees and this was a reduction of $239,000 from the $399,000 spent in 2004. In 2004, we paid $282,000 in non-recurring costs relating to initial listing fees on both the Toronto Stock Exchange and the Nasdaq National Market. We allocate certain of our office overhead costs based on employees’ time spent on mineral property related activities. In 2005, we had recoveries of $322,000 compared to $202,000 in the prior year and this increased recovery rate is expected to continue into 2006.

Stock-based compensation expense for 2005 was $4,035,000 compared to $2,451,000 in 2004. Of the current year’s expense, $567,000, compared to $668,000 in 2004, related to general and administration and $3,468,000, compared to $1,783,000 in 2004 related to salaries and employee benefits. We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model. Non-cash expenses for 2005 relate to the value of options granted and vested during 2005, expenses relating to unvested options granted in prior years that are being expensed over their vesting period and expenses relating to options repriced and extended. An additional $159,000 in option values were assigned to mineral property costs in 2005 compared to $67,000 in 2004.

	Year ended December 31,
Other income (expenses)	2005 $	2004 $
Investment income	879,000	1,151,000
Gain on sale of marketable securities and investment write-downs	2,274,000	2,525,000
Gain on sale of mineral properties	20,000	931,000
Foreign exchange (loss) gain	(18,000)	171,000
Other	2,000	(49,000)
	3,157,000	4,729,000

Investment income was $879,000 for 2005 compared to $1,151,000 in 2004. The lower interest income earned results from less funds available for investment.

We recorded $2,274,000 in gains on the sale of marketable securities and investment write-downs in 2005 compared to $2,525,000 in gains and investment write-downs recorded in 2004. The components are $2,288,000 in gains on sale of marketable securities and $14,000 in investment write-downs in 2005 compared to $2,577,000 in gains on sale of marketable securities and $52,000 in investment write-downs in 2004. We were able to generate sufficient income to cover our general and administrative expenditures from sales of marketable securities in both 2005 and 2004. Although we cannot provide any assurance with respect to future periods at December 31, 2005, our investments in marketable securities with a carried value of $4,985,000 had a quoted market value of $15,087,000.

In 2005, we recorded a $20,000 gain on the sale of a mineral property. During 2004, we sold interests in four non-core properties that we had held for many years, carried at nil value, for shares in a publicly-traded company to realize a gain of $931,000.

Impact of Inflation

Currently, inflation in Canada is similar to that in the U.S. Inflation is not expected to have a material impact on us beyond the impact on all businesses generally, such as higher cost of materials, services and salaries.

4.	LIQUIDITY AND CAPITAL RESOURCES

We had working capital of $40,344,000 at December 31, 2005, of which $23,030,000 was in cash and cash equivalents compared to working capital of $61,582,000 at December 31, 2004, of which $45,703,000 was in cash and cash equivalents. We believe our working capital, along with the exercising of $25,653,000 in warrants that occurred in January 2006, is sufficient to see us through 2006 and into 2007 for all our planned exploration and development expenditures, property holding costs and administrative expenditures. Additional equity capital will be required in the event our projects are developed into production. Although we have been successful in raising additional capital in the past, there can be no assurance we will be able to do so in the future.

A summary and discussion of our cash position at December 31, 2005, cash inflows and outflows for 2005, silver bullion and other capital resources follows:

Operating Activities

Cash flow from operations was a usage of $2,951,000 in 2005, compared to a usage of $2,506,000 in 2004. This increase resulted from increased salary costs of $339,000 and increased readiness costs of $226,000 associated with Section 404 of the Sarbanes-Oxley Act and Multilateral Instruments 52-107 and 52-111.

Financing Activities

During 2005, a total of $1,795,000 was raised by issuing new equity compared to $60,334,000 in 2004. The following table shows how the funds were raised:

	Year ended December 31,
	2005 $	2004 $
Private placement	-	43,951,000
Exercise of stock options	1,610,000	2,963,000
Exercise of warrants	185,000	13,420,000
	1,795,000	60,334,000

There were no private placements in 2005. In 2004, we issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000.

A total of 259,269 shares were issued on the exercise of stock options for total proceeds received of $1,610,000 in 2005 compared to 525,700 shares issued on the exercise of stock options for total proceeds received of $2,963,000 in 2004. The weighted average price received on the exercise of options was $6.21 per share in 2005 compared to $5.64 in 2004. A further 10,000 shares were issued in 2005 for proceeds of $185,000 on the exercise of share purchase warrants, with a weighted average price received of $18.50 per share, compared to 2,686,620 shares issued in 2004 for proceeds of $13,420,000 on the exercise of share purchase warrants, with a weighted average price received of $4.99 per share.

Investing Activities

Mineral Properties

Total cash invested in mineral properties in 2005 compared to 2004 is as follows:

	Year ended December 31,
	2005 $	2004 $
Pirquitas	4,271,000	539,000
Pitarrilla	5,789,000	3,693,000
Bowdens	308,000	868,000
Shafter	365,000	454,000
San Luis	135,000	-
Manantial Espejo	3,691,000	3,037,000
Diablillos	534,000	187,000
Berenguela	2,947,000	933,000
Veta Colorada	569,000	-
Challacollo	695,000	230,000
Maverick Springs	341,000	947,000
San Marcial	22,000	535,000
San Agustin	68,000	454,000
Candelaria	375,000	422,000
Other	823,000	497,000
	20,933,000	12,796,000

The above table reflects cash expenditures by property. It does not include the value assigned to shares issued for mineral properties and other non-cash charges.

We spent a record $20,933,000 on our various mineral properties in 2005 compared to the previous record of $12,796,000 set in 2004. At our 100%-owned Pitarrilla Project in Mexico, we spent $5,789,000 during 2005 on exploration and land acquisitions. In 2005, we reported the discovery of three new silver zones and these zones significantly enhanced the project’s resource potential. This project now hosts five drill-defined zones of silver mineralization that will continue to be explored in 2006. The second most active property, as far as expenditures in 2005, was our 100%-owned Pirquitas property in Argentina. We spent $4,271,000 at this project in 2005 compared to $539,000 in 2004. In October 2004, we acquired a 56.6% interest in the Pirquitas property to hold a 100% interest. Following this acquisition, we commenced construction in 2005 of an underground ramp to provide a platform for underground drilling, if required, to better define the base of the open pit as proposed in the 1999/2000 feasibility study. The ramp would also provide access to the Oploca vein mineralization, which is located outside the proposed open pit. In addition, we undertook surface diamond drilling and refurbished old facilities into a modern camp. Also during the year, we awarded to Hatch Ltd. the contract for the feasibility study update that is scheduled for completion in the first half of 2006.

A total of $3,691,000 was spent at our 50%-owned Manantial Espejo Project in Argentina in 2005 compared to an expenditure of $3,037,000 in 2004. Exploration and infill drilling completed in the first half of the year has significantly increased the joint venture’s confidence in the overall resource estimate. The feasibility study will be completed shortly. In 2005, we spent $2,947,000 at our Berenguela Project in Peru compared to $933,000 in 2004. The expenditures in 2005 related to our agreement to explore this project prior to the exercising of our option to acquire the silver resources of this project. In January 2006, we acquired the Berenguela Project for cash consideration of US$2,000,000 and US$8,000,000 in our common shares. As part of the acquisition, $700,000 (US$600,000) of the cash consideration was paid in 2005.

As mentioned earlier, we have entered into an evaluation agreement with Esperanza Silver for mineral properties in Peru. The San Luis Project was acquired as a result of this initiative. Under the terms of the evaluation agreement, we entered into a joint venture agreement for this project and elected to fund the first US$500,000 in exploration expenditures to increase our interest from 50% to 55%. As at the end of 2005, we had incurred $135,000 (US$108,000) of this amount. Following the funding of US$500,000, we will incur with Esperanza the next US$1,500,000 of expenditures in proportion to our respective interests. We may elect to increase our interest in the joint venture to 70% by paying all costs to complete a feasibility study and may elect to increase our interest in the joint venture to 80% by paying all costs required to place the project into commercial production.

In July 2005, we entered into agreements to acquire a 100% interest in the Veta Colorada Project located in the State of Chihuahua, Mexico. Under the agreements, we agreed to pay a total of US$3,500,000, subject to a due diligence review. As of December 31, 2005, we had incurred $569,000 of expenditures relating to this project, including US$170,000 in non-refundable payments. The closing date for the transaction is expected to occur on or before March 31, 2006. Assuming a positive due diligence review, we will pay the vendors US$3,330,000 on closing.

Property, Plant and Equipment

A total of $1,202,000 was spent during 2005 on property, plant and equipment, compared to $710,000 in 2004. Of the amounts spent in 2005, $1,047,000 related to a purchase of mobile equipment relating to the Manantial Espejo Project, $103,000 related to office furniture, equipment and computers and $52,000 related to the purchase of exploration vehicles in Mexico.

Silver Bullion

We hold 1,953,985 ounces of silver valued at $15,787,000 at the end of the year. The average cost of our silver bullion is $8.08 (US$5.85) per ounce. Our silver bullion is carried on the balance sheet at the lower of cost or net realizable value. The market value of our silver bullion was $20,093,000 for an unrealized gain of $4,306,000 at December 31, 2005 compared to a market value of $16,028,000 for an unrealized gain of $241,000 at December 31, 2004. The purchase of silver bullion was made, in part, to recognize that silver is an investment alternative for our cash reserves and to provide maximum exposure to silver.

Marketable Securities

We purchased $2,459,000 in marketable securities during 2005 compared to $2,755,000 in 2004. These investments were made in various mineral exploration companies. Our marketable securities had a carried cost of $4,985,000 and a market value of $15,087,000 for an unrealized gain of $10,102,000 at December 31, 2005 compared to a carried cost of $1,329,000 and a market value of $4,122,000 for an unrealized gain of $2,793,000 at December 31, 2004.

We received proceeds on the sale of marketable securities of $3,077,000 in 2005 compared to proceeds of $4,319,000 in 2004.

Long-term Contractual Obligations

The following table discloses our contractual obligations for office rent of our Vancouver office and operating equipment leases relating to our Pirquitas Project:

		Payments due by Period
	Total $	Less Than 1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Lease obligations	863,000	572,000	291,000	-	-

5.	RISKS AND UNCERTAINTIES

Our exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We cannot provide any assurance that our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.

We have limited financial resources (working capital of approximately $40.344 million at December 31, 2005), do not generate operating revenue, and must finance our exploration activity by other means, including financing through joint ventures, debt financing or equity financing. We cannot provide any assurance that additional funding will be available for further exploration of our projects or to fulfil our anticipated obligations under our existing property agreements. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

We do not have Proven Mineral Reserves or Probable Mineral Reserves.

We have not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves at any of our mineral properties. There can be no assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at our properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict our ability to successfully implement our strategies for long-term growth.

We have a history of losses and expect to incur losses for the foreseeable future.

We have incurred losses during each of the following periods and expect to incur losses for the foreseeable future:

•	$5.870 million for the year ended December 31, 2005;
•	$1.518 million for the year ended December 31, 2004;
•	$3.938 million for the year ended December 31, 2003;
•	$2.198 million for the year ended December 31, 2002; and
•	$3.377 million for the year ended December 31, 2001.

As of December 31, 2005, we had an accumulated deficit of $43.524 million. We expect to continue to incur losses unless and until such time as one or more of our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include:

•	the metallurgy of the mineralization forming the mineral deposit;
•	market fluctuations for precious metals;
•	the proximity and capacity of natural resource markets and processing equipment; and
•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. Our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our properties. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining:

•	We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to:
•	establish ore reserves through drilling;
•	develop metallurgical processes to extract the metals from the ore; and

•	construct the mining and processing facilities at any site chosen for mining.

The sources of external financing that we may use for these purposes include public or private offerings of debt, convertible notes and equity. In addition, we may enter into one or more strategic alliances and may utilize one or a combination of all these alternatives. We cannot provide any assurance that the financing alternative chosen by us will be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, the property.

•	The majority of our property interests are not located in developed areas and as a result may not be served by appropriate
•	road access;
•	water and power supply; and
•	other support infrastructure.

These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

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In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. There can be no assurance that:

•	these estimates will be accurate;
•	resource or other mineralization figures will be accurate; or
•	this mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

Our resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin, zinc, lead and copper may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

•	Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include:
•	unusual or unexpected geological formations;
•	metallurgical and other processing problems;
•	metal losses;
•	environmental hazards;
•	power outages;
•	labour disruptions;
•	industrial accidents;
•	periodic interruptions due to inclement or hazardous weather conditions;
•	flooding, explosions, fire, rockbursts, cave-ins, landslides, and;
•	inability to obtain suitable or adequate machinery, equipment or labour.

•	We may become subject to liabilities in connection with:
•	pollution;
•	cave-ins; or
•	hazards against which we cannot insure against or which we may elect not to insure.

The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

•	Mining operations and exploration activities are subject to national and local laws and regulations governing:
•	prospecting, development, mining and production;
•	exports and taxes;
•	labour standards, occupational health and mine safety;
•	waste disposal, toxic substances, land use and environmental protection.

In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

•

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;
•	supply of, and demand for, silver, gold, tin, zinc, lead and copper;
•	speculative activities;
•	expectations for inflation; and
•	political and economic conditions.

We cannot predict the effect of these factors on metals prices.

•

In order to bring our mineral properties into production we will experience significant growth in our operations. We expect this growth to create new positions and responsibilities for management personnel and increase demands on our operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We are subject to significant governmental regulations.

Our exploration activities are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of natural resources;
•	exploration of mineral properties;
•	exports;
•	price controls;
•	taxation;

•	labor standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration of our properties.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and
•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely affected by:

•	political instability and violence;
•	war and civil disturbance;
•	expropriation or nationalization;
•	changing fiscal regimes;
•	fluctuations in currency exchange rates;
•	high rates of inflation;
•	underdeveloped industrial and economic infrastructure; and
•	unenforceability of contractual rights;

any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.

We maintain our bank accounts mainly in Canadian and U.S. dollars. Any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carryout exploration activities against the Canadian or U.S. dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, Mr. Quartermain who serves as a director and officer of Radiant Resources Inc. and as a director of Canplats Resources Corporation, IAMGold Corporation, Vista Gold Corporation, and Minco Silver Corporation. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

We are organized under the law of and headquartered in British Columbia, Canada, and none of our directors and officers are citizens or residents of the United States, other than our Vice President, Project Development. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (a) enforce in courts outside the United States judgments against us and our directors and officers obtained in United States’ courts based upon the civil liability provisions of United States’ federal securities laws or (b) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such United States’ securities laws.

We may experience difficulty attracting and retaining qualified management to grow our business, which could have a material adverse effect on our business and financial condition.

We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

We may be classified as a passive foreign investment company for purposes of United States taxes, which classification may result in adverse tax consequences for our U.S. shareholders.

As a foreign corporation having shareholders resident in the United States, and not currently generating active income, we may be classified as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Internal Revenue Code of 1986; depending upon the percentage of our income which is passive or the percentage of our assets which produce passive income. If we are a PFIC, U.S. shareholders may be subject to increased tax liability upon the sale of their common shares or upon their receipt of certain dividends. Moreover, the PFIC rules are complex and may be unfamiliar to U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our common shares.

6.	ADDITIONAL DISCLOSURES

Disclosure Controls and Procedures

We designed and have in place disclosure controls and procedures that we believe are necessary to provide reasonable assurance that material information has been made available to management in preparation of its annual filings. In addition, management has determined that such controls and procedures are working effectively.

Related Party Transactions

During the year ended December 31, 2005, we recorded expense reimbursements of $277,000, compared to $236,000 in 2004, from companies related by common directors or officers. At December 31, 2005, accounts receivable include $77,000, compared to $71,000 in 2004 from these related parties. Any amounts due to/from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of the carrying value of mineral property costs. Under Canadian GAAP, we record our interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned.

Our management regularly reviews the net carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If management determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. We presently have no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to the estimated recoverable values with the write-down expensed for the period.

Asset Retirement Obligations

We estimate the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the mineral property cost. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the pre-production stage. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The fair value of the legal obligation for asset retirement is assessed annually.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates.

Stock-Based Compensation

We use the Black-Scholes valuation model for valuing options granted. Option pricing models require the input of highly subjective assumptions, such as expected price volatility and expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options granted/vested during the year.

Income Taxes

The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Significant Changes in Accounting Policies

Comparative Figures

We have restated certain comparative figures on the December 31, 2004 balance sheet including amounts relating to future income tax liabilities by increasing mineral property costs and future income tax liabilities by $7,357,000. This non-cash adjustment has no impact on shareholders’ equity, net loss, net cash flows or cash balances previously reported. All amounts included within these consolidated financial statements and accompanying notes have been adjusted to reflect this change.

Stock-Based Compensation

Effective January 1, 2004, we adopted the Canadian Institute of Chartered Accountants (“CICA”) amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, as well as other stock-based payments made in exchange for goods and services. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to capital stock and $4,169,000 to value assigned to stock options, respectively, at January 1, 2004.

Consolidation of Variable Interest Entities

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. We adopted the guideline during the year ended December 31, 2005. The adoption of this guideline did not have any impact on our consolidated financial statements.

Financial Instruments and Other Instruments

Our financial instruments consist of cash and cash equivalents, silver bullion, marketable securities, accounts receivable and accounts payable. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

Marketable securities and silver bullion are, by their nature, subject to market price and exchange rate fluctuations. We value our marketable securities and silver bullion at the lower of cost and market. There were unrealized gains of $10,102,000 relating to marketable securities and $4,306,000 relating to silver bullion at December 31, 2005 compared to unrealized gains of $2,793,000 relating to marketable securities and $241,000 relating to silver bullion at December 31, 2004. In 2005, $14,000 in write-downs were recorded against the carrying value of marketable securities compared to $52,000 in write-downs in 2004. There were no provisions made against the carried value of silver bullion.

We are exposed to currency risk on the acquisition and exploration expenditures on our properties since we have to settle expenditures either in local currency or U.S. dollars. Our expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value. As at March 22, 2006, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	53,955,170	-	-
Stock options	2,484,400	2.50 – 18.73	0.4 – 4.8
Warrants	-	-	-
Fully diluted	56,439,570	-	-

Subsequent Events

On January 16, 2006, we reported the closing of a purchase agreement to acquire a 100% interest in the Berenguela Project located in southern Peru. Originally, we had an option to purchase only the silver resources contained in the project. Under the purchase agreement, we acquired all of the shares of Sociedad Minera Berenguela S.A., a Peruvian company that holds the rights to the Berenguela Project, in consideration for an aggregate payment of US$2,000,000 in cash and US$8,000,000 in common shares of the company, and the grant of a 2% net smelter returns royalty on copper capped at US$3,000,000. The common share consideration amounted to 530,504 shares.

As part of a January 2004 financing, 1,519,125 share purchase warrants were issued and 1,509,125 remained unexercised at December 31, 2005. Each warrant was exercisable upon payment of $18.50 into one common share until January 15, 2006. In January 2006, 1,386,625 warrants were exercised for cash proceeds of $25,653,000, resulting in 1,386,625 common shares being issued. The remaining 122,500 warrants expired.

In early 2006, we lodged U.S. dollars as collateral for the bank letter of credit issued in connection with reclamation obligations on the Candelaria silver mine in Nevada. The silver bullion that was previously lodged as collateral has been released and is now free from any collaterization.

On March 22, 2006, we announced the sale of our 50% interest in the Manantial Espejo Project to our joint venture partner, Pan American, for 1.95 million common shares of Pan American, having a value of US$46.3 million as of March 21, 2006. Under the terms of the agreement, if Pan American sells all or a portion of the Manantial Espejo Project at anytime over the next three years, we will receive 50% of the sale proceeds, after deducting Pan American’s acquisition and other project costs. The agreement is subject to regulatory approval and is expected to close on April 10, 2006.